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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  FORM 10-C

               REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ

                         INTERDEALER QUOTATION SYSTEM

                 FILED PURSUANT TO SECTION 13 OR 15(d) OF THE

               SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17

                             OR 15d-17 THEREUNDER

                  First Banking Company of Southeast Georgia
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                (Exact name of issuer as specified in charter)

               40 North Main Street, Statesboro, Georgia  30458
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                   (Address of principal executive offices)

Issuer's telephone number, including area code:  (912)764-6611
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                  I. CHANGE IN NUMBER OF SHARES OUTSTANDING

        Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1. Title of security  Common Stock, $1 Par Value
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2. Number of shares outstanding before the change  3,002,020
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3. Number of shares outstanding after the change  3,752,525 maximum (will
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        repurchase & retire fractional shares)
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4. Effective date of change  Record date June 15, 1997 for
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        distribution June 30, 1997
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5. Method of change:  Issue stock certificates for additional shares from 25%
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        stock dividend
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Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

        25% stock dividend
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Give brief description of transaction  25% stock dividend
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                         II. CHANGE IN NAME OF ISSUER

1. Name prior to change   N/A
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2. Name after change
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3. Effective date of charter amendment changing name
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4. Date of shareholder approval of change, if required
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Date May 27, 1997                         /s/ Dwayne E. Rocker
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                                          Dwayne E. Rocker, Secretary/Treasurer